UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
July 8, 2008
OSI GEOSPATIAL INC.
(Translation of registrant’s name into English)
300-340 March Road.
Ottawa, ON K2K 2E4, Canada
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

FOR IMMEDIATE RELEASE
OSI Geospatial to Deregister in the United States
July 8, 2008
Ottawa, Canada
OSI Geospatial Inc. (TSX: OSI; OTCBB: OSIIF) announced today that it intends to file a Form 15F with the United States Securities and Exchange Commission (the “SEC”) to terminate the registration of its shares of Common Stock under section 12(g) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) and to terminate its reporting obligations under sections 13(a) of the Exchange Act. The Company anticipates filing the Form 15F with the SEC on or about July 22, 2008. Upon filing, the Company’s reporting obligations under the Exchange Act will be suspended immediately and will terminate after 90 days of the filing, barring any objections from the SEC.
The Company has decided to terminate the Company’s Exchange Act registration. This will reduce the administrative work load and costs associated with meeting specific SEC reporting requirements, particularly with respect to the requirements of the Sarbanes-Oxley Act of 2002, which are in addition to the Company’s reporting obligations under Canadian law. The Company believes these costs outweigh the benefits derived from the Company’s registration with the SEC at this time. “We believe that deregistering in the U.S. is in the best interests of our shareholders,” said Ken Kirkpatrick, president and CEO of OSI Geospatial. “We have analyzed the costs and benefits and determined that we will bring more value to our shareholders by being listed on the Toronto Stock Exchange only. This deregistration will not affect the Company’s business strategy in the United States or its status as a U.S. foreign private issuer.”
The Company’s shares will continue to be listed and trade on the Toronto Stock Exchange (the “TSX”). As a TSX-listed reporting issuer, the Company will continue to meet its Canadian continuous disclosure obligations through filings with the applicable Canadian securities regulators. Company filings can be viewed on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. OSI Geospatial shareholders in the United States and abroad will be able to continue to trade our stock on the TSX.
Please contact your broker or our Investor Relations department should you have any questions or concerns.
About OSI Geospatial
OSI Geospatial Inc. delivers advanced geospatial systems and software that enable shared real-time situational awareness for military, safety and security applications. Our products and services enable our customers to integrate and visualize live data with any combination of sensor data, imagery, maps and charts. This capability provides our customers with enhanced operational performance, safety and security through shared real-time situational awareness. OSI Geospatial systems and software are in use by military, government, and commercial customers around the world. The company is publicly traded in Canada (OSI) and the U.S. (OSIIF). For additional information please visit www.osigeospatial.com
Forward-Looking Statements
Certain statements made in this news release, including statements regarding the perceived benefits of deregistration and future trading and business activity, are not based on historical information are forward-looking statements and are made pursuant to the safe harbor provisions of Section 21E of the Exchange Act and Section 138.4(9) of the Ontario Securities Act. These forward-looking statements are subject to risks and uncertainties. Actual results may differ from these projections. The risks associated with these statements and the Company’s business include market volatility and changes in market preference; risks related to its reliance on international government contracts; the number of large customer transactions and the related lengthy sales cycles in executing those opportunities; uncertainties associated with competitive bidding processes and contract negotiations; actions by government authorities; the effects of general economic and political conditions; changing foreign exchange rates; and challenges related to the company’s ability to introduce, develop and implement new products and enhancements to existing products that respond to customer requirements in a changing, complex, technological market. A complete discussion of the company’s risk factors is presented in the company’s most recent annual reports, filed with the SEC and the CSA, as well as other periodic reports filed with the SEC and the CSA. Except required by law, the Company does not undertake any obligation to update the forward-looking statements.
Copyright © 2008 OSI Geospatial Inc. and its affiliated or related companies. ECPINS and COP-IDS are registered trademarks of Offshore Systems Ltd., an OSI Geospatial company. iGEN and C3CORE are registered trademarks of CHI Systems Inc., an OSI Geospatial company. Other company brand, product and service names are for identification purposes only and may be either trademarks, service marks or registered trademarks of their respective owners. Data subject to change without notice.
For more information:
Jane Hayward
Investor Relations
+1 613 287 8004 or +1 888 880 9797
+1 613 287 0466 (FAX)
invest@osigeospatial.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	“Ken Kirkpatrick”
Title: President & CEO

Date: July 8, 2008